UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-31444

(Check One): [  ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K  [ X ]  Form 10-Q   [   ] Form N-SAR

CUSIP NUMBER

[   ] Form N-CSR

022154 10 8

For Period Ended:  March 31, 2008

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[    ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I – REGISTRANT INFORMATION

Altus Explorations, Inc.

Full name of Registrant

N/A

Former Name if Applicable

2482 Edgemont Boulevard

Address of Principal Executive Offices (Street and Number)

North Vancouver, British Columbia, V7R 2M6

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain of the Registrant’s review processes have not been completed prior to the filing dates.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

David Whyte

778

883-9951

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  In answer is no, identify report(s).

[   ] Yes

     [ X ]No

Amendment No. 1 to the Annual Report on Form 10-KSB for the year ended December 31, 2007 of Altus Explorations, Inc. filed with the Securities and Exchange Commission  on April 15, 2008 adding the disclosure required in Part III, Items 9, 10, 11, 12, and 14 of Form 10-KSB.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes  [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Altus Explorations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       May 15, 2008

By:

/s/ David Whyte

David Whyte, President